Tenaris Announces that Confab, its Operating Subsidiary Listed on the Sao Paolo Stock Exchange, has Reported its 2002 Annual Results

Luxembourg, February 26, 2003. — Tenaris S.A.(TS: NYSE, Buenos Aires, Mexico and TEN: MTA Italy) informs shareholders that Confab Industrial S.A. (CNFB4: BOVESPA) (Confab), a Brazilian company in which it has a 39.0% indirect shareholding and 99.2% voting control, announced today its annual results for 2002. Confab reported a net income of R$170,738 thousand and operating income of R$244,583 thousand on net sales of R$1,461,974 thousand for the year. Confab’s results are reported in Brazilian reais and its financial statements are prepared in accordance with Brazilian accounting standards. Further information about Confab’s results can be found at www.confab.com.br.

The financial statements of Confab are consolidated indirectly in the financial statements of Tenaris, which prepares its financial statements in accordance with International Accounting Standards and reports its results in U.S. dollars. Tenaris plans to announce its 2002 annual results on March 6, 2003.

With manufacturing facilities in Argentina, Brazil, Canada, Italy, Japan, Mexico and Venezuela and a network of customer service centers present in over 20 countries worldwide, Tenaris is a leading global manufacturer of seamless steel pipes and provider of pipe handling, stocking and distribution services to the oil and gas, energy and mechanical industries as well as a leading regional supplier of welded steel pipes for gas pipelines in South America.